UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. #2)



                                STM WIRELESS INC.
                                (Name of Issuer)

                         COMMON SHARES, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    784776106
                                 (CUSIP Number)

                                 JOSEPH WALLACE
                             CHIEF FINANCIAL OFFICER
                                   ONE MAUCHLY
                              IRVINE, CA 92718-2305
                              TEL.: (714) 753-7864
                  (Name, Address and Telephone Number of Person
                Authorised to Receive Notice and Communications)

                                DECEMBER 9, 1999
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 784776106



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
                  Berjaya Group (Cayman) Limited
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                        (a)  |_|
                                                                        (b)  |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS (See Instructions)
                  OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands
-------- -----------------------------------------------------------------------
------------------------------------ ----- -------------------------------------
                                     7     SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED                 813,094
BY EACH REPORTING PERSON WITH
------------------------------------ ----- -------------------------------------
------------------------------------ ----- -------------------------------------
                                     8     SHARED VOTING POWER
                                                    None
------------------------------------ ----- -------------------------------------
------------------------------------ ----- -------------------------------------
                                     9     SOLE DISPOSITIVE POWER
                                                    813,094
------------------------------------ ----- -------------------------------------
------------------------------------ ----- -------------------------------------
                                     10    SHARED DISPOSITIVE POWER
                                                    None
------------------------------------ ----- -------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  813,094
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
                                                                             |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                  11.5%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (See Instructions)
                  CO
-------- -----------------------------------------------------------------------

         Berjaya Group (Cayman) Limited ("BGC" hereby amends its statement on Schedule 13D relating to the Common Stock, $0.001 par value (formerly the Common Stock had no par value), of STM Wireless, Inc. (formerly known as Satellite Technology Management, Inc.), dated April 11, 1994, and subsequently amended on June 30, 1994, as follows:

Item 1.           SECURITY AND ISSUER.

         The information previously provided is amended to reflect a corporate reorganization of the Issuer:


                  Title of Security:               Common Stock, $.001 par value
                  Name of Issuer:                  STM Wireless, Inc.
                  Principal Executive Offices:     One Mauchly
                                                   Irvine, CA 92718-2305

Item 2.           IDENTITY AND BACKGROUND.

         The information pertaining to the names and addresses of the executive officers and directors of Berjaya Group (Cayman) Limited provided in Schedule I are replaced with the information provided in Schedule I hereto.


Item 4.           PURPOSE OF THE TRANSACTION.

         (a) BGC may dispose of securities from time to time depending on market conditions.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

          The first sentence of the first paragraph hereby is deleted, and the following sentence is inserted in its place:

           (a) - (b) At the date hereof, BGC has the sole power to vote and dispose of 813,094 shares of Common Stock representing approximately 11.5% currently outstanding shares of Common Stock."

           (c) On the dates below, BCG engaged in the following sales on the open market:

           DATE                     #  SHARES            AVERAGE PRICE PER SHARE
           ----                     ---------           ------------------------
           12/09/99                  150,000                US$      6.5791
           12/10/99                   34,500                US$      7.5049
           12/10/99                   50,000                US$      6.6637
           12/13/99                  100,000                US$      7,5669
           12/14/99                    3,500                US$      7.5714
           12/14/99                   31,700                US$      7.1030
           12/15/99                   42,000                US$      6.4181

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    December 15, 1999


                                        BERJAYA GROUP (CAYMAN) LTD.


                                        By:      /s/ Robert Yong Kuen Loke
                                                _______________________________
                                                 Name: Robert Yong Kuen Loke
                                                 Title:Director

                                   SCHDEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                         BERJAYA GROUP (CAYMAN) LIMITED


NAME                               OCCUPATION                    POSITION

TAN SRI DATO' TAN CHEE YIOUN       Company Director              DIRECTOR
DATO' TAN CHEE SING                Company Director              DIRECTOR
CHAN KIEN SING                     Company Director              DIRECTOR
ROBERT YONG KUEN LOKE              Company Director              DIRECTOR
SU SWEE HONG                       Company Secretary             SECRETARY
LIM HAI MING                       Manager                       ASST. SECRETARY
                                   (Group Legal)
ROBERT YONG KUEN LOKE              Company Director              TREASURER